GKM FUNDS






June 7, 2005


Tait, Weller & Baker
1818 Market Street, Suite 2400
Philadelphia, Pennsylvania 19103


Ladies and Gentlemen:

     Enclosed please find a copy of Item 77K of Form N-SAR which we propose to file with the Securities and Exchange Commission in connection with the cessation of Tait, Weller & Baker's role as independent auditor.

     Please furnish us with a letter addressed to the Commission stating whether you agree with the statements made therein and, if not, stating the respects in which you do not agree. We will file your letter as an exhibit to the enclosed report.

     Thank you for your assistance.


Very truly yours,

/s/ John F. Splain

John F. Splain
Secretary